UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 2

NEW PACIFIC METALS CORP.
(Name of Issuer)

Common share without par value
(Title of Class of Securities)

64782A107
(CUSIP Number)

Rui Feng
Suite 1750 - 1066 West Hastings Street, Vancouver, BC Canada V6E 3X1
(604) 669-9397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023
Date of Event Which Requires Filing of This Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[ X ]  Rule 13d-1(d)

Cusip Number 64782A107	Page 2 of 5

CUSIP No. 64782A107

1)	Names of Reporting Person: Rui Feng

I.R.S. Identification Nos. of above person (entities only): None

2)	Check the appropriate box if a member of a group:

(a) [   ]
(b) [   ]

3)	SEC use only:

4)	Citizenship or Place of Organization: Canada

Number of shares beneficially owned by each Reporting Person with:

5)	Sole Voting Power: 10,621,234 common shares

6)	Shared Voting Power: 0

7)	Sole Dispositive Power: 10,621,234 common shares

8)	Shared Dispositive Power: 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,621,234 common shares

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11)	Percent of Class Represented by Amount in Row (9): 6.2%

12)	Type of Reporting Person: IN

Cusip Number 64782A107	Page 3 of 5

Item 1(a)	Item 1(a). Name of Issuer New Pacific Metals Corp

Item 1(b)	Address of Issuer’s Principal Executive Offices:

This statement relates to the common shares without par value (the “Shares”) of New Pacific Metals Corp. (the “Issuer”). The principal executive office of the Issuer is located at 1066 West Hastings Street, Suite 1750, Vancouver BC, Canada V6C 3X1.

Item 2(a)	Item 2(a). Name of Persons Filing:

This statement is filed by Rui Feng (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Person is Suite 1750-1066, West Hastings Street Vancouver, BC V6E 3X1.

Item 2(c)	Item 2(c). Citizenship:

The citizenship of the Reporting Person is Canada.

Item 2(d)	Title of Class of Securities: Common Share without par value.

Item 2(e)	CUSIP Number: 64782A107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership

Reference is hereby made to Items 5 - 9 and 11 of pages 2 of this Schedule, which Items are incorporated by reference herein.

The 10,621,234 Shares for which the Reporting Person is reporting sole voting and dispositive power consists of (i) 10,527,400 Shares owned by the Reporting Person directly, (ii) 50,000 Shares that the Reporting Person may acquire upon exercise of share options granted by the Issuer to the Reporting Person and exercisable by the Reporting Person within 60 days after December 31, 2023, and (iii) 43,834 Shares that the Reporting Person may acquire upon settlement of restricted share units that were granted by the Issuer to the Reporting Person and which may be settled within 60 days after December 31, 2023.

Item 5	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8	Identification and Classification of Members of the Group.

Cusip Number 64782A107	Page 4 of 5

NOT APPLICABLE

Item 9	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10	Certification.

NOT APPLICABLE

Cusip Number 64782A107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: March 27, 2024
Signature:	/s/ Rui Feng
Name:	Rui Feng